July 31, 2024

Correction Order Issued to Model Certification Applications

Toyota Motor Corporation (Toyota) has been under on-site investigation and confirmation by the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) since the announcement regarding model certification applications on June 3. As a result, today, we received a correction order from the MLIT, which urges us to make drastic reforms to ensure appropriate certification operations. We have also received suggestions and guidance on additional matters. It is with deep regret that we were not able to properly conduct our certification operations, and we apologize to our stakeholders for any concern or inconvenience this may have caused them.

Through a series of suggestions and internal investigations, we believe that these incidents were caused by both on-site and management factors.

1.	On-site factors

-	Unclear internal operational rules for preparing documents required for certification application

-	Insufficient clarification and management of resources required for the certification process

-	Insufficient awareness of the importance of certification work

2.	Managerial factors

-	Lack of understanding and involvement of management/executives in the overall certification process

Based on the above understanding, we will review the structure and system to implement correct certification operations, clarify the responsibility and authority of the certification process once again, and continue to improve our infrastructure, including accurate data management. We will promptly compile these measures to prevent recurrence and report them to the MLIT.

Through the TPS Jishuken (Joint Kaizen Activities) for certification work, we will also strive to create a medium- to long-term structure and culture.

In addition to the cases reported on June 3, the MLIT indicated eight new cases involving seven vehicles through their on-site investigations, which were not certified in accordance with the prescribed procedures.

We will continue to take appropriate measures for all cases under the guidance of the MLIT.

The newly discovered cases have been reported to the relevant authorities, including the MLIT, and they are in the process of confirming compliance with the standards.

Customers do not need to stop using the vehicles immediately.

The Corolla Fielder, Corolla Axio, and Yaris Cross for the domestic market, which have been suspended since June 3, are scheduled to resume production from the beginning of September after the MLIT confirms that they are in compliance with the standards.

Furthermore, shipments of Noah/Voxy, which have been suspended since July 29 due to additional incidents, will resume as soon as they are ready.

Once again, we sincerely apologize to our stakeholders for any concern or inconvenience this may have caused.

<List of Cases>

	No		Cases	Test Items	Models	Test Year	Production	Certification Place
Announcement on June 3	1		Development test data with airbag timer ignition system applied for certification	Full-wrap frontal collision test	Crown	2014	Terminated	Japan
					Isis	2015	Terminated	Japan
				Offset frontal collision test
	2		Impact angle inconsistent with regulation	Pedestrian protection test	Corolla Axio Corolla Fielder	2015	In Production	Japan
	3		Development test data of other measuring points applied for certification (Left used for right and vice versa) (Unilateral used for both sides)
					Sienta	2015	Terminated	Japan
					Crown	2015	Terminated	Japan
	4		Moving barrier weight inconsistent with regulation (When conducting the test, dummy doll was used fadded this time)	Rear collision test	Sienta	2015	Terminated	Japan
					Crown	2014	Terminated	Japan
	5		Luggage block inconsistent with regulation	Luggage displacement test	Yaris Cross	2020	In production	Japan
	6		Adjustment on engine control system during test	Engine power test	Lexus RX	2015	Terminated	Japan

Added this time	1		Reuse of tested Fr bumper	Pedestrian protection test	Prius α Mebius (Daihatsu)	2014	Terminated	Overseas*
	2		Numerical processing to keep the collision speed within the specified limits (rounding down to the second decimal place)		RX	2015	Terminated	Overseas*
	3		Tested using loading blocks that differ from the regulations, and seat locking mechanism parts that differ from those used in mass production	Load shifting prevention test	RAV4	2017	In production	Overseas*
	4		Tested with different steering from declaration, reported using photos of same specs	Steering Impact test	Camry Altis (Daihatsu)	2017	Terminated	Overseas*
	5	Tested using parts that differ from mass production	Navigation display	Interior occupant protective device testing	Noah Voxy Landy (Suzuki)	2021	In Production	Japan
	6		Front door Internal Bracket	Pole side impact test	Harrier	2022	In Production	Overseas*
	7		Rear door lining		LM	2023	In Production	Overseas*
	8			Side collision

*Authorized by overseas authorities

(Acquired the model certification from overseas authorities in accordance with the United Nations Agreement on Mutual Recognition)